Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Three Months Ended 30 June 2019
Key Information	Three Months Ended 30 June
	FY 2020 US$M	FY 2019 US$M	Movement
Net Sales From Ordinary Activities	656.8	651.0	Up	1%
Profit From Ordinary Activities After Tax Attributable to Shareholders	86.5	90.6	Down	5%
Net Profit Attributable to Shareholders	86.5	90.6	Down	5%
Net Tangible Assets per Ordinary Share	US$1.29	US$1.09	Up	18%

Dividend Information

•	A FY2019 second half ordinary dividend (“FY2019 second half dividend”) of US26.0 cents per security was paid to CUFS holders on 2 August 2019.

•
The record date to determine entitlements to the FY2019 second half dividend was 6 June 2019 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	The FY2019 second half dividend was, and future dividends will be unfranked for Australian taxation purposes.

•
The Company was required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and will be required to for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•	The Australian currency equivalent amount of the FY2019 second half dividend paid to CUFS holders was 37.2814 Australian cents.

•	No dividend reinvestment plan is currently in operation for dividends previously announced and paid by the Company.

Movements in Controlled Entities during the three months Ended 30 June 2019

The following entity was dissolved: James Hardie NZ Holdings Limited (10 June 2019)

Associates and Joint Venture Entities

FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review

The results and information included within this report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 1st Quarter Ended 30 June 2019

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements
James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2019 Annual Report which can be found on the company website at www.jameshardie.com.